FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: November 17, 2003 Commission File Number 001-31528

IAMGold Corporation (Translation of registrant’s name into English)

220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4, Canada Tel: (416) 360-4710 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

/s/ Larry E. Phillips
Date: November 17, 2003	Larry E. Phillips Vice-President, General Counsel & Corporate Secretary

3rd Quarter Financial Report for 2003

2

Q3 INTERIM REPORT - 2003

For the Nine Months Ended September 30, 2003

IAMGOLD
Third Quarter Financial Results

HIGHLIGHTS:
•	Attributable production for the quarter amounted to 103,000 ounces (YTD 313,000 ounces) at a cash cost, as defined by the Gold Institute (“GI”), of US$221/oz (YTD US$217/oz).
•	Operating cash flow for the quarter was US$7.7 million (YTD US$25.6 million). In addition, loan repayments received from the Damang operation totalled US$1.0 million for the quarter (YTD US$4.9 million).
•	Consolidated cash and gold bullion position at September 30, 2003 stood at US$106.5 million, including US$90.4 million in cash and gold bullion directly held by the Company and its subsidiaries.
•	First royalty payment of US$1.0 million received during the quarter from the Company’s 1% gross revenue royalty on the Diavik diamond mine.
•	4,000 ounces of gold were purchased during the quarter bringing the Company’s total gold bullion holdings to 144,000 ounces with a market value of US$56 million relative to a cost of US$47 million.
•	Joint venture agreement signed with Barrick Gold Corporation on the Company’s 7,500 sq. km Los Menucos exploration project in Argentina.

Consolidated Financial Results Summary (US$000’s):

	Three Months Ended			Nine Months Ended

	Sept. 30, 2003	Sept. 30, 2002		Sept. 30, 2003	Sept. 30, 2002
Net earnings	$ 4,331	$ 1,816	*	$ 12,639	$ 7,019	*
Operating cash flow**	$ 7,719	$ 5,910		$ 25,600	$ 19,659
Net earnings per share	$ 0.03	$ 0.02		$ 0.09	$ 0.09
Operating cash flow per share**	$ 0.05	$ 0.08		$ 0.18	$ 0.26
Gold produced (oz) IMG share	102,645	69,652		312,662	213,189
GI cash cost (US$/oz)	$ 221	$ 175		$ 217	$ 157
Total production cost (US$/oz)	$ 291	$ 246		$ 283	$ 224
Average gold revenue (US$/oz)	$ 362	$ 317		$ 355	$ 307
*	Restated to reflect a change in accounting policy relating to the valuation of gold bullion from market to cost.
**	Excluding changes in working capital.

1	IAMGOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

OVERVIEW

Effective January 7, 2003, IAMGOLD completed a business combination with Repadre Capital Corporation. Under the terms of the arrangement, 63.0 million common shares of IAMGOLD were issued to Repadre shareholders and Repadre became a wholly-owned subsidiary of the Company. The purchase consideration will be finalized when all costs are determined (refer to Notes to the Consolidated Statements - note 1).

Net earnings for the third quarter of 2003 were $4.3 million or $0.03 per share compared to $1.8 million or $0.02 per share for the third quarter of 2002. Net earnings for the first nine months of 2003 were $12.6 million or $0.09 per share compared to $7.0 million or $0.09 per share for the same period in 2002. The increase in earnings is largely attributable to the higher realized price for gold of $362 per ounce for the third quarter of 2003 and $355 per ounce year-to-date as compared to $317 per ounce and $307 per ounce for the same periods in 2002. Earnings from working interests and royalties, acquired from the Repadre business combination, have also had a positive impact on earnings for 2003.

Summarized Financial Results
(in $000’s except where noted)

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

	----------(Restated)----------
Net Earnings (US$)	$3,973	$1,230	$1,816	$(1,484)	$4,578	$3,730	$4,331
Net Earnings per share (US$)	0.05	0.02	0.02	(0.02)	0.03	0.03	0.03

Operating cash flow (US$)	8,907	4,842	5,910	4,108	6,811	11,070	7,719
Operating cash flow per share (US$)	0.12	0.06	0.08	0.05	0.05	0.08	0.05

Cash and bullion balance (US$)	35,002	43,378	46,841	46,413	93,014	99,816	106,463

Gold produced (000 oz - IMG share)	76	68	70	76	101	109	103
GI cash cost (US$/oz - IMG share)*	138	159	175	202	217	215	221
Gold revenue (US$/oz)	296	306	317	330	359	350	362
*	Calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production.

RESULTS OF OPERATIONS

As the business combination with Repadre occurred in January 2003, information on operations on the assets acquired with Repadre is provided on a pro forma basis for quarterly 2002 periods.

IAMGOLD CORPORATION	2

Sadiola Mine (IAMGOLD interest - 38%)

Summarized Results
100% Basis

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Ore milled (000t)	1,180	1,290	1,280	1,300	1,190	1,290	1,240
Head grade (g/t)	3.8	3.0	3.1	4.1	3.1	2.6	2.7
Recovery (%)	89	92	82	76	86	93	92
Gold production (000 oz)	131	118	105	126	104	105	111

Direct cash costs (US$/oz)	127	141	167	180	216	208	187
Production taxes (US$/oz)	17	17	20	19	23	20	20
Total cash costs (US$/oz)	177	158	187	199	239	228	207
Accounting adjustments (US$/oz)	(8)	(11)	(15)	2	(28)	(11)	(9)
GI cash cost (US$/oz)	136	147	172	201	211	217	198

Gold production at Sadiola during the third quarter, at 111,000 ounces, was 2% below budget. Rainfall during the quarter was significantly above historical levels for the rainy season and, as a result, there was some disruption to mining schedules as more mining occurred in the upper reaches of the pit and less mining in the lower reaches. Tonnes mined and grade were both below budgeted levels, however, mill recoveries continued to improve. During the third quarter, sulphide ore constituted 37% of the feed to the processing plant with percentage gold recoveries from the sulphide ore averaging well above the target level of 80%.

The cash costs at Sadiola showed good improvement from the levels incurred during the prior two quarters of the year. Total direct cash costs were $20.7 million for the quarter, approximately $1.0 million less than the level incurred during the second quarter. Cost containment efforts continue at the minesite.

Additions to fixed assets at Sadiola amounted to $1.6 million for the third quarter of 2003 and $3.0 million for the first nine months of 2003. The above amounts were expended on a variety of smaller capital projects. Exploration expenditures for the third quarter amounted to $2.7 million and $5.6 million year-to-date. $2.2 million of the year-to-date amount was spent on the deep sulphide project and $2.8 million was spent on oxide programs.

During the quarter, a profit distribution of $8.0 million was paid to shareholders, resulting in a total of $30.0 million paid year-to-date in 2003. IAMGOLD’s share of these distributions was $3.0 million for the quarter and $11.4 million year-to-date. Subsequent to quarter end, an additional profit distribution of $11.0 million was paid, with IAMGOLD’s share being $4.2 million. Operating cash flow (excluding changes in working capital) for the quarter at Sadiola was $14.9 million.

The financial instrument position for the Sadiola mine at September 30, 2003 is as below:

Year	Call Options	Average Price

2003	15,000	$385
2004	30,000	385

TOTAL	45,000	$385

Mark-to-market	($1.0 million)

3	IAMGOLD CORPORATION

Yatela Mine (IAMGOLD interest - 40%)

Summarized Results
100% Basis

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Ore crushed (000t)	660	725	660	765	740	700	470
Head grade (g/t)	3.7	3.3	4.0	3.5	2.8	3.8	2.3
Gold stacked (%)	77	76	84	90	67	86	36
Gold production (000 oz)	66	57	74	72	53	75	48

Direct cash costs (US$/oz)	144	165	164	196	210	172	247
Production taxes (US$/oz)	17	18	21	20	23	20	24
Total cash costs (US$/oz)	161	183	185	216	233	192	271
Accounting adjustments (US$/oz)	(19)	—	(8)	(12)	(20)	11	(7)
GI cash cost (US$/oz)	142	183	177	204	213	203	264

The severe rainy season in Mali had a significant adverse impact on Yatela’s results for the quarter. Gold production was 6% below budget at 48,300 ounces. As a result of the rains, access to certain areas of the main Yatela pit was limited, the wet ore reduced feedrates to the crusher and certain new leach pads became temporarily inaccessible. Tonnes crushed were only 65% of the budget and this shortfall of material placed on the heaps will also result in reduced gold production for the fourth quarter. Production from the Alamoutala pit started in August and was the source of 20% of the tonnes mined during the quarter.

Direct cash costs for the quarter were $11.9 million which was in line with prior quarters. On a unit basis, however, the lower production resulted in per ounce costs increasing to the $247 level. In addition, production from the Alamoutala pit contributed to the higher costs due to longer haulage distances.

Capital expenditures at Yatela totaled $4.9 million for the quarter and $19.9 million year-to-date. During the quarter, $3.7 million was spent on Alamoutala development and $0.5 million for expansion of the leach pads. For the year-to-date figure, $6.1 million was incurred on the Alamoutala project, $7.4 million on the expansion of leach pads, $2.1 million on the new crusher installation and $1.4 million on exploration.

During the quarter, Yatela made project investment principal repayments totaling $9.9 million, of which the Company retained $3.5 million.

IAMGOLD CORPORATION	4

Tarkwa Mine (IAMGOLD interest - 18.9%)

Summarized Results
100% Basis

	2002**				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Ore crushed (000t)	3,700	3,765	3,820	3,820	3,850	3,725	4,080
Head grade (g/t)	1.6	1.5	1.6	1.5	1.4	1.4	1.4
Gold stacked (000 oz)	189	186	195	183	172	162	185
Expected yield (%)	79	76	73	76	74	75	75
Gold production (000 oz)	129	120	149	126	136	129	148

Direct cash costs (US$/oz)	190	211	172	207	187	204	200
Production taxes & royalties (US$/oz)	9	9	9	10	11	10	11
Total cash costs (US$/oz)	199	220	181	217	198	214	211
Accounting adjustments (US$/oz)	(28)	(31)	9	(20)	14	9	10
GI cash cost (US$/oz)	171	190	190	197	212	223	221
**	shown on a pro forma basis for 2002

Tarkwa experienced a strong third quarter with gold production 15% higher than achieved during the second quarter. The amount of ore crushed during the quarter was a record 4.1 million tonnes. The grade of the ore crushed was lower than planned but is expected to improve in subsequent quarters.

Construction activity for the new mill at Tarkwa commenced during the second quarter and is on budget and somewhat ahead of schedule. $7.3 million of capital was expended on the mill during the quarter. The conversion of the mining operations from contract mining to owner mining also progressed well during the month. Although expenditures for this project only totaled $0.6 million for the quarter, tenders for much of the equipment are currently being awarded and capital commitments are accelerating rapidly. Other capital expenditures for the quarter totaled $3.3 million for a variety of projects. Year-to-date capital expenditures at Tarkwa totaled $29.1 million.

During the third quarter, IAMGOLD remitted $2.7 million to the mine operator as its share of a cash call for the Tarkwa mill expansion project. For future periods, it is expected that the mill expansion and the switch-over to owner mining will be funded through internally generated cash flow. Operating cash flow (excluding changes in working capital) for the quarter was $14.6 million (100% basis) and cash balances at Tarkwa as at September 30, 2003 were $32.8 million.

5	IAMGOLD CORPORATION

Damang Mine (IAMGOLD interest - 18.9%)

Summarized Results
100% Basis

	2002**				2003
	1st Qtr*	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Ore milled (000t)	730	1,225	1,150	1,190	1,230	1,310	1,185
Head grade (g/t)	2.4	2.5	2.1	2.1	2.2	2.1	2.0
Recovery (%)	91	90	89	90	91	92	92
Gold production (000 oz)	56	86	72	74	77	78	70

Direct cash costs (US$/oz)	188	193	232	227	215	226	218
Production taxes & royalties (US$/oz)	9	9	9	10	11	10	11
Total cash costs (US$/oz)	197	202	241	237	226	236	229
Accounting adjustments (US$/oz)	24	(7)	15	(2)	21	(18)	(1)
GI cash cost (US$/oz)	221	195	256	235	247	218	228
*	2 months only
**	shown on a pro forma basis for 2002

Gold production of 70,000 ounces at the Damang mine, while 10% lower than that achieved during the second quarter, was 17% above budget. A scheduled 8-day change out of the girth gear on the semi-autogenous mill in July took only six days to effect, which allowed for an early restart of milling operations. Other elements of the operation were in line with expectations.

Direct cash costs for the quarter totaled $15.3 million compared to $17.7 million and $16.5 million expended during the second and first quarters respectively. This lower level of expenditures helped keep unit costs in line despite the lower gold production.

Capital expenditures for the quarter were $1.0 million of which half was for the change-out of the girth gear. Capital expenditures for the nine month period totaled $2.0 million. Exploration expenditures totaled $0.7 million for the quarter and $2.1 million year-to-date.

During the quarter, shareholder loans were reduced by $5.0 million, of which $1.0 million was received by IAMGOLD as its proportionate share. For the first nine months of 2003, shareholder loans were reduced by $23.5 million, of which $4.9 million was IAMGOLD’s proportionate share. Operating cash flows (excluding changes in working capital) for the quarter were $0.4 million and cash balances at Damang as of September 30, 2003 stood at $11.4 million.

IAMGOLD CORPORATION	6

IAMGOLD Attributable Production and Costs

The table below presents the production attributable to IAMGOLD’s ownership in the four operating gold mines in West Africa along with the weighted average cost of production.

IAMGOLD Basis

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr

Production (000 oz)
Sadiola - 38%	50	45	40	48	40	40	42
Yatela - 40%	26	23	30	29	21	30	19
*Tarkwa - 18.9%	24	23	28	24	26	25	28
*Damang - 18.9%	11	16	14	14	15	14	14
Total production	111	107	111	114	101	109	103

GI cash cost (US$/oz - IMG share)	153	171	188	205	217	215	221

*	Tarkwa and Damang shown on a pro forma basis for 2002

CORPORATE RESULTS

Mining Interests

	Three Months Ended		Nine Months Ended
(US$ millions)	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Gold sales	$22,117	$24,505	$69,160	$65,085
Mining expense	12,889	14,097	40,493	33,894
Depreciation and depletion	6,129	4,988	17,018	14,422

	$ 3,099	$ 5,420	$11,649	$16,769

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola mine and the Yatela mine.

The average gold revenue in the third quarter of 2003 at Sadiola and Yatela was US$363 per ounce compared to US$317 per ounce for the same period in 2002. IAMGOLD decreased the third quarter of 2003 revenue by a net of US$0.3 million to reflect its share of the change in the mark-to-market loss on Sadiola call options at September 30, 2003 and to reflect the third quarter amortization for the deferred hedge revenue. Third quarter gold sales were lower than for 2002 as a result of lower production at Yatela.

Working Interests

	Three Months Ended		Nine Months Ended
(US$ millions)	Sept. 30, 2003	Sept. 30, 2002*	Sept. 30, 2003	Sept. 30, 2002*

Earnings from Working Interest	$2,477	$2,248	$6,028	$6,570

*	Pro forma only and are not included in IAMGOLD’s 2002 financial results.

7	IAMGOLD CORPORATION

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine.

The two working interests are recorded on the balance sheet at their fair values as determined at the time of acquisition. The excess of the fair value to the book value of the assets prior to the business combination is amortized over the expected future units of production from the assets and amounted to $0.5 million for the third quarter of 2003 and $1.7 million for the first nine months of 2003. Amortization and depreciation charged at the minesite level amounted to $1.0 million for the third quarter and $3.2 million year-to-date.

Royalty Interests

	Three Months Ended		Nine Months Ended
(US$ millions)	Sept. 30, 2003	Sept. 30, 2002*	Sept. 30, 2003	Sept. 30, 2002*

Gold Royalties
Revenue	$ 632	$534	$1,610	$1,192
Amortization	440	275	1,099	462

Diamond Royalties
Revenue	1,014	35	1,014	95
Amortization	568	35	568	95

	$ 637	$260	$ 957	$ 730

*	Pro forma only and are not included in IAMGOLD’s 2002 financial results.

Royalty income from the Diavik project recorded during the quarter was $1.0 million which is based on the value of diamond sales by the owners from the start of production to the end of September. Revenue was recorded from the following gold royalty interests for the third quarter: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras; and the Magistral mine in Mexico.

Royalty interests have been recorded on the balance sheet of the consolidated Company at their estimated fair values, which is amortized over the expected production remaining at those operations.

Exploration

Review of Projects

In the third quarter, IAMGOLD started drill campaigns on three of its projects (Quimsacocha, Tocantins JV and Gandarela JV). While assays have been received from some holes, insufficient results are available to make a comprehensive assessment at this time. A separate release will be issued when more results become available.

An exploration JV agreement was signed with Barrick Gold Corporation on the Los Menucos project in Argentina (see press release of September 22, 2003). Golden Peaks Resources withdrew from a JV with the Company in Argentina.

IAMGOLD CORPORATION	8

Summary of Principal Projects

Country	Project	JV Partner	Status

Senegal	Bambadji	100% IMG	In discussion with potential JV partners.

Ecuador	Quimsacocha	100% IMG	4,000 m core drilling program in progress.
	Condor JV	Gold Fields	RC drilling of 2nd project planned for November.

Brazil	Tocantins JV	AngloGold	4,000 m RC drilling program in progress.
	Gandarela JV	AngloGold	6,000 m core drilling program in progress.

Argentina	Los Menucos JV	Barrick Gold	JV deal signed in September.

Corporate Administration

Corporate administration totalled $1.5 million for the third quarter of 2003 and $5.1 million for the first nine months of 2003 compared to $0.8 million and $2.4 million for the same periods in 2002. Year-to-date costs include $1.0 million as a result of the consolidation of IAMGOLD’s and Repadre’s corporate functions, including one-time charges for severance and office relocation expenses.

Cash Flow

Operating cash flow (excluding changes in working capital) was $7.7 million for the third quarter of 2003 and was $25.6 million for the first nine months of 2003 compared to $5.9 million and $19.7 million for the same periods in 2002. The increase is mainly attributable to royalty revenues and Tarkwa dividends received during the year.

In respect of investing activities, $1.0 million of shareholder loan repayments was received from the Damang mine operations while $3.4 million was invested in the Sadiola and Yatela operations during the quarter.

The corporate cash position was augmented from $5.8 million at December 31, 2002, $33.6 million as at March 31, 2003, and $37.4 million as at June 30, 2003, to $43.3 million as at September 30, 2003, primarily from the acquisition of Repadre. Approximately 4,500 ounces of gold were purchased during the third quarter for $1.7 million. Year-to-date purchases were approximately 45,000 ounces for $16.0 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s consolidated cash and gold bullion balance at the end of the third quarter 2003 stood at $106.4 million compared to $46.4 million at year-end 2002. Cash and gold bullion directly held by the Company and its subsidiaries stood at $90.4 million at the end of the third quarter 2003 (year-end 2002 - $36.4 million), of which $47.1 million (year-end 2002 - $30.6 million) of the third quarter 2003 amount is held in gold bullion. The remaining $16.0 million (year-end 2002 - $10.1 million) of the third quarter 2003 consolidated cash and gold bullion balance represents the Company’s proportionate share of joint venture cash balances.

9	IAMGOLD CORPORATION

OUTLOOK

For the third quarter, production was somewhat lower and cash costs were higher than anticipated primarily as a result of the heavy rains during the quarter in Mali. For the full calendar year, the Company’s attributable share of gold production is now expected to be 420,000 ounces rather than the 430,000 ounces provided in last quarter’s guidance. Unit cash costs, as calculated using the Gold Institute Standard, are expected to rise to $220 per ounce for the year, up from the $215 per ounce figure provided in previous guidance.

For 2004, improved results are expected at the Sadiola and Yatela operations. The Company’s attributable share of gold production for 2004 is forecast to be 440,000 ounces at a cash cost of $220 per ounce. On the royalty front, the Diavik project should provide substantial royalty revenue to the Company in 2004. Royalty revenue from all royalties is expected to exceed $7.5 million.

During the third quarter, the conceptual study on the exploitation of the sulphide resource that lies beneath the Sadiola open pit sufficiently illustrated the economic potential of the resource to advance the project to the pre-feasibility study phase. The study was based on an estimated capital cost of development of $74 million. Production is scheduled to commence in late 2007 with life-of-mine production of 1.8 million ounces of gold produced at cash operating costs approximating $250 per ounce. The conceptual study was conducted at a level of detail adequate to accept or reject the project’s further development, however was not intended to demonstrate the project’s ultimate economic viability. As such considerable work remains to be done in order to determine economic potential of the sulphide resource.

Once approved by the board of the Sadiola mine joint venture, a pre-feasibility study will be advanced to further define the economics of exploiting the sulphide resource. Phase 6 resource definition drilling, designed to firm-up the inferred resource below the Sadiola pit on a 50 metre x 50 metre spacing and consisting of approximately 18,000 metres, is expected to be completed prior to the end of this year. Phase 7 drilling, designed to further define the resource on a 50 metre x 25 metre spacing and consisting of approximately 50,000 metres, will begin in the first part of 2004 and is expected to be completed by the end of 2004. Total expenditures for completion of the pre-feasibility study and the initial 25,000 to 30,000 metres of Phase 7 drilling are estimated at $4.5 million. The pre-feasibility study is expected to be completed during the first half of 2004.

• • • •

Some of the disclosures included in this interim report for the third quarter of 2003 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

As at November 12, 2003, the number of shares issued and outstanding of the Corporation was 145.2 million.

IAMGOLD CORPORATION	10

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited) (United States Dollars in 000’s, except per share data)

For the period ended September 30, 2003

	Three months ended		Nine months ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

				(Restated)
Revenue:
Gold sales	$ 22,117	$ 24,505	$ 69,160	$ 65,085
Royalties	1,646	-	2,624	-

	23,763	24,505	71,784	65,085

Expenses:
Mining	12,889	14,097	40,493	33,894
Depreciation and depletion	6,129	4,988	17,018	14,422
Amortization of royalty interests	1,009	-	1,667	-

	20,027	19,085	59,178	48,316

	3,736	5,420	12,606	16,769
Earnings from working interests	2,477	-	6,028	-

	6,213	5,420	18,634	16,769

Other expenses (income):
Corporate administration	1,409	837	4,114	2,377
Restructuring costs (note 1(b))	110	-	1,005	-
Exploration	1,180	2,192	4,412	4,998
Foreign exchange	7	71	(2,563)	(38)
Investment income	(426)	(96)	(881)	(360)

	2,280	3,004	6,087	6,977

Earnings before income taxes	3,933	2,416	12,547	9,792

Income taxes (recovery):
Current	792	790	2,291	3,083
Future	(1,190)	(190)	(2,383)	(310)

	(398)	600	(92)	2,773

Net earnings	4,331	1,816	12,639	7,019
Retained earnings, beginning of period	42,017	35,896	33,709	30,693

Retained earnings, end of period	$ 46,348	$ 37,712	$ 46,348	$ 37,712

Number of common shares
Average outstanding during period	144,084,614	78,312,000	142,214,768	75,709,000
Outstanding at end of period	144,907,779	78,479,023	144,907,779	78,479,023

Net earnings per share (basic and diluted)	$ 0.03	$ 0.02	$ 0.09	$ 0.09

11	IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEET

(unaudited) (United States Dollars in 000’s, except per share data)

As at September 30, 2003

	As at Sept. 30, 2003	As at Dec. 31, 2002

ASSETS

Current assets:
Cash and cash equivalents (note 2)	$ 59,363	$ 15,835
Gold bullion (144,271 oz - market value $55,977,000) (note 3)	47,100	30,578
Accounts receivable and other	11,879	13,346
Inventories	10,156	9,793

	128,498	69,552

Marketable securities	2,204	-
Long-term investment	1,000	500
Long-term inventory	10,965	10,044
Long-term receivables	11,194	11,524
Working interests	57,822	-
Royaltyinterests	63,989	-
Mining interests	88,028	96,852
Future tax asset	-	304
Other assets	286	805
Goodwill	75,629	-

	$ 439,615	$ 189,581

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$ 13,581	$ 16,772

Long-term liabilities:
Deferred revenue	2,068	3,309
Future tax liability	20,362	3,310
Rehabilitation provision	3,138	2,150
Non-recourse loans payable (note 4)	11,880	13,091

	51,029	38,632

Shareholders’ equity:
Common shares (Issued: 144,907,779 shares) (note 5)	340,332	118,289
Share options (note 5(c))	2,161	8
Share purchase loans	(255)	(1,057)
Retained earnings	46,348	33,709

	388,586	150,949

	$ 439,615	$ 189,581

IAMGOLD CORPORATION	12

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (United States Dollars in 000’s, except per share data)

For the period ended September 30, 2003

	Three months ended		Nine months ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

				(Restated)
Operating activities:
Net income	$ 4,331	$ 1,816	$ 12,639	$ 7,019
Items not affecting cash:
Earnings from working interests,
net of dividends	(2,477)	-	(2,036)	-
Depreciation and amortization	7,154	4,993	18,723	14,454
Deferred revenue	(414)	(414)	(1,241)	(1,241)
Future income taxes	(1,190)	(190)	(2,383)	(310)
Share options	69	-	158	-
Gain on gold bullion	-	-	-	(67)
Gain on sale of marketable securities	(236)	-	(233)	-
Unrealized foreign exchange losses (gains)	482	(295)	(27)	(196)
Change in non-cash current working capital	(2,320)	(1,883)	365	(2,232)
Change in non-cash long-term working capital	2,555	487	2,131	(482)

	7,954	4,514	28,096	16,945

Financing activities:
Issue of common shares, net of issue costs	3,653	354	6,627	19,651
Dividends paid	-	-	(2,519)	(2,306)
Restricted cash	-	-	-	6,033
Proceeds from non-recourse loans	(1)	384	(6)	481
Repayments of non-recourse loans	(808)	373	(1,405)	(11,887)

	2,844	1,111	2,697	11,972

Investing activities:
Net cash acquired from
Repadre Capital Corporation	(2)	-	33,391	-
Mining interests	(3,396)	(1,941)	(8,193)	(7,624)
Note receivable	706	(222)	713	153
Distributions received (paid) from (to)
working interests	(1,650)	-	2,245	-
Purchase of gold bullion	(1,657)	(4,015)	(15,973)	(31,005)
Proceeds from gold bullion sales	-	382	-	1,481
Purchase of long-term investment	(500)	-	(500)	-
Proceeds from disposition of
marketable securities	487	-	511	-
Other assets	182	1	541	(4)

	(5,830)	(5,795)	12,735	(36,999)

Increase (decrease) in cash and
cash equivalents	4,968	(170)	43,528	(8,082)
Cash and cash equivalents,
beginning of period	54,395	17,420	15,835	25,332

Cash and cash equivalents,
end of period	$ 59,363	$ 17,250	$ 59,363	$ 17,250

Supplemental cash flow information:
Interest paid	$ 48	$ -	$ 157	$ 435
Income taxes	751	789	2,198	$3,083

13	IAMGOLD CORPORATION

NOTES TO CONSOLIDATED STATEMENTS

(unaudited) (Tabular amounts in thousands of United States Dollars except per share data)

For the period ended September 30, 2003

The interim consolidated financial statements of IAMGOLD Corporation (“the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2002. The results of operations for the three-month and nine-month periods are not necessarily indicative of the results to be expected for the full year.

1.	ACQUISITION

On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation (“Repadre”) in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options (“Options”). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,353,000, including acquisition costs of $842,000.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below. The Company has not yet completed the determination of fair values of the individual assets and liabilities acquired or its restructuring and integration plans for the operations acquired. Accordingly, the allocation of the purchase cost to the assets and liabilities acquired is preliminary and will change further as restructuring plans are finalized.

Fair Value

Net tangible assets acquired:

Cash and cash equivalents	$ 34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,067)
Future tax liability	(19,986)
Goodwill	75,627

$ 218,353

Consideration paid:

Issue of 62,978,855 common shares of IMG	$ 212,929
Issue of 2,712,000 common share options of IMG	4,582
Cost of acquisition	842

$ 218,353

IAMGOLD CORPORATION	14

The opening balance sheet of the combined entity as of January 8, 2003 is as follows:

	IAMGOLD Corporation Pre- Acquisition	Repadre Capital Corporation Assets Acquired	IAMGOLD Corporation Post Acquisition

Assets
Current Assets:
Cash and cash equivalents	$ 15,835	$ 34,232	$ 50,067
Gold bullion	30,578	535	31,113
Accounts receivable and other	13,346	1,331	14,677
Inventories	9,793	—	9,793

	69,552	36,098	105,650
Marketable securities	—	2,481	2,481
Long-term inventory	10,044	—	10,044
Long-term receivables	11,524	1,000	12,524
Working interests	—	58,040	58,040
Net royalty interests	—	65,656	65,656
Mining interests	96,852	—	96,852
Future tax asset	304	—	304
Other assets	530	60	590
Goodwill	842	74,785	75,627

	$ 189,648	$ 238,120	$ 427,768

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	$ 16,839	$ 1,067	$ 17,906
Future tax liability	3,310	19,986	23,296
Non-recourse loans payable	13,091	—	13,091
Deferred revenue	3,309	—	3,309
Rehabilitation provision	2,150	—	2,150
Shareholders’ equity:
Common shares	118,289	212,929	331,218
Share options	8	4,582	4,590
Share purchase loans	(1,057)	(444)	(1,501)
Retained earnings	33,709	—	33,709

	150,949	217,067	368,016

	$ 189,648	$ 238,120	$ 427,768

a)	Accounting Policies

The following represents accounting policies adapted by the Corporation as a result of the business combination.

Revenue Recognition

Revenue from the sale of gold is recognized when the gold doré is delivered to the refiner.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

15	IAMGOLD CORPORATION

i)	Revenue based royalties such as net smelter return (NSR) or gross proceeds royalties. Revenue royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and revenue is recognized in accordance with the relevant agreement.

ii)	Profits based royalties such as a net profits interests (NPI) or a Working Interest (WI). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues are defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interest in the Tarkwa mine and the Damang mine as a working interest.

Goodwill

Goodwill with an indefinite life is tested for impairment at least annually to ensure that the fair value remains greater than or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined.

b)	Restructuring costs

As a result of the business combination, the Company has incurred one-time costs of $1,005,000 in respect of severance and office restructuring as at September 30, 2003.

2.	CASH AND CASH EQUIVALENTS:

	Sept. 30, 2003	Dec. 31, 2002

Corporate	$ 43,296	$ 5,783
Joint ventures	16,067	10,052

	$ 59,363	$ 15,835

3.	GOLD BULLION:

As at September 30, 2003, the Company held 144,271 ounces of gold bullion at an average cost of US$326 per ounce. The market value of this gold bullion, based on the market close price of $388 per ounce was $55,977,000.

4.	NON-RECOURSE LOANS PAYABLE:

	Sept. 30, 2003	Dec. 31, 2002

Yatela loans	$11,880	$13,091
Note receivable from the Government of Mali,
included in long-term receivables	6,707	7,420

Net Yatela obligation	$ 5,173	$ 5,671

IAMGOLD CORPORATION	16

5.	SHARE CAPITAL:

Authorized: Unlimited first preference of shares, issuable in series Unlimited second preference shares, issuable in series Unlimited common shares Issued and outstanding common shares are as follows:

	Number of shares	Amount

Issued and outstanding, December 31, 2002	79,244,088	$118,289
Shares issued on acquisition of Repadre Capital Corporation (a)	62,978,855	212,829
Exercise of options	2,684,836	9,214

Issued and outstanding, September 30, 2003	144,907,779	$340,332

a)	On January 7, 2003, in connection with the acquisition of Repadre Capital Corporation (note 1), the Company issued 62,978,855 common shares and 2,712,000 replacement common share options with a value of $212,829,000, net of share issue costs of $100,000, and $4,582,000 respectively.

b)	Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of September 30, 2003 and changes during the nine months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	2003 Weighted Average Exercise Price

Outstanding, beginning of period	4,983,437	$ 5.18
Granted on acquisition of Repadre Capital Corporation (a)	2,712,000	2.65
Granted	880,000	7.60
Exercised	(2,684,836)	3.52
Forfeited	(41,666)	4.31

Outstanding, September 30, 2003	5,848,935	$ 5.14

Options exercisable, September 30, 2003	3,869,600	$ 4.59

c)	Stock-based compensation:

The Company accounts for all stock-based compensation to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.

The fair value of the options granted to employees subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following

17	IAMGOLD CORPORATION

assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

For the nine months ended September 30, 2003, $158,000 was recorded as compensation expense relating to the 150,000 options granted during 2002 to non-employees at a value of Cdn$7.35 per option. The following is the Company’s pro forma earnings with the fair value method applied to the 507,000 options granted during 2002 to employees at an average value of Cdn$7.28 per option and 880,000 options granted during 2003 to employees at an average value of Cdn$7.60 per option:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Net earnings	$4,331	$1,816	$12,639	$7,019
Compensation expense related to fair
value of employee stock options	$ 810	$ 27	$ 899	$ 33

Pro forma earnings	$3,521	$1,789	$11,740	$6,986

Pro forma earnings per share,
Basic and diluted	$ 0.02	$ 0.02	$ 0.08	$ 0.09

6.	SEGMENTED INFORMATION:

Following the acquisition of Repadre Capital Corporation (note 1), the Company has identified the following reporting segments. The Company’s share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

September 30, 2003	Joint Venture and Working Interests	Royalties	Corporate	Total

Cash and gold bullion	$ 16,067	$ —	$ 90,396	$ 106,463
Other current assets	18,469	—	3,566	22,035
Long-term assets	242,595	63,989	4,533	311,117

	$ 277,131	$63,989	$ 98,495	$ 439,615

Current liabilities	7,827	—	5,754	13,581
Long-term liabilities	17,086	—	20,362	37,448

	$ 24,913	$ —	$ 26,116	$ 51,029

Revenues	$ 75,188	$ 2,624	$ —	$ 77,812
Operating costs of mine	40,798	—	—	40,798
Depreciation and amortization	17,018	1,667	38	18,823
Exploration expense	—	—	4,412	4,412
Other expense	6	—	2,456	2,462
Interest & investment expense (income), net	(305)	—	(825)	(1,130)
Income taxes	2,545	93	(2,730)	(92)

Net income (loss)	$ 15,126	$ 943	$ (3,351)	$ 12,639

Cash flows from (used in) operations	$ 33,880	$ 2,531	$ (8,315)	$ 28,096
Cash flows from (used in) financing	(1,411)	—	4,108	2,697
Cash flows from (used in) investments	(5,235)	—	17,970	12,735

IAMGOLD CORPORATION	18